

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2010

Mr. Steven White
Chairman, Chief Executive Officer
ITEX Corporation
3326 160th Ave SE, Suite 100
Bellevue, WA 98008

> **Re:** **ITEX Corporation**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
> **Filed October 29, 2010**
> **File No. 000-18275**

Dear Mr. White:

We have reviewed your amended filing and the letter dated October 29, 2010 and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Background of the Solicitation, page 6

We note your response to comments four and eight from our letter dated October 28, 2010. Please provide the basis for your belief for the following statements made on pages 8 and 10:

- "Mr. White pointed out that since 2003 ITEX had repurchased and retired more than 2,000,000 shares of common stock, and in October 2009 had approved a $1,000,000 buyback plan;"

- "Costs of NASDAQ listing Minimum annual cost of $77,500 for [aggregate] listing and [related] fees" (page 10)

- "ITEX is currently returning approximately $360,000 to stockholders on an annual basis in the form of stock dividends" (page 10.)

Where the bases are other documents, such as prior proxy statements, Forms 10-K and 10-Q, annual reports, analysts' reports and newspaper articles, provide sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Please contact Robert Errett, Staff Attorney at (202) 551-3225 or Mara Ransom, Legal Branch Chief at (202) 551-3264 or David Orlic, Special Counsel in the Office of Mergers and Acquisitions at (202) 551-3503 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Steve Tollefsen
        Tollefsen Business Law PC
        Via facsimile